

Dusk are breaking the internet...again



WATCH NOW

Are Dusk the internet's favorite sunglasses? With more than **8 million** views of @beebomco's hands-on Dusk review, we think they might be.

I already know Dusk are cool... take me there now



Dusk
App-enabled electrochromic smart sunglasses with built-in audio



Dusk Lite
App-enabled electrochromic smart sunglasses (without audio!)



Dusk Sport
High-performance electrochromic sunglasses with premium audio



Dusk Charging Case
Protective charging case with a built-in battery

Interested in Investing in Ampere?

Soon we'll be launching **The Focus Raise** — our first-ever community investment round. Instead of owning an Ampere product, you can own a piece of Ampere itself. Spaces are limited, please sign up to indicate your interest.

RESERVE NOW

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and then only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.



We make fun, functional tech that you'll love using every day

 

Need help? Email us at hello@amperetech.co. We love hearing from you.

You're receiving these emails because you opted in via the Ampere website, on one of our crowdfunding campaigns, or product pre-launch pages. No longer want to receive these emails or want to update your preferences? Unsubscribe.


AMPERE
Our Annual Spring Sale is Here
Take $50 off our
Dusk Smart Sunglasses
Use code SPRING50 at checkout
SHOP NOW

Effortless Tint Control, Right at Your Fingertips

Keeping your eyes perfectly shaded this Spring is easy with Dusk. Adjust the tint with a hidden button on the frame or use the Ampere app to take your shades even darker.


Dusk
Tint Level

Explore our game-changing tint-adjustable sunglasses

Dusk
App-enabled electrochromic smart sunglasses with built-in audio

Dusk Lite
App-enabled electrochromic smart sunglasses (without audio!)

Dusk Sport
High-performance electrochromic sunglasses with premium audio

Dusk Charging Case
Protective charging case with a built-in battery

Interested in Investing in Ampere?

Soon we'll be launching **The Focus Raise** — our first-ever community investment round. Instead of owning an Ampere product, you can own a piece of Ampere itself. Spaces are limited, please sign up to indicate your interest.

RESERVE NOW



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and then only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

We make fun, functional tech that you'll love using every day

Need help? Email us at hello@amperetech.co. We love hearing from you.

You're receiving these emails because you opted in via the Ampere website, on one of our crowdfunding campaigns, or product pre-launch pages. No longer want to receive these emails or want to update your preferences? Unsubscribe.

 Gmail

Claire Miles <claireamiles@gmail.com>

Invest in Ampere | Our First Public Investment Round is Coming Soon
1 message

Reid from Ampere <hello@amperetech.co>　　　　　　　　　　　　Wed, Apr 5, 2023 at 10:15 PM
To: Claire Miles <claireamiles@gmail.com>

Hi Claire,

We have an exciting announcement to make today. As members of the Ampere community, we wanted you to be the first to know.

After years in the making, we're gearing up to launch **The Focus Raise**, our first **public investment round** so that you, our community, can own a part of Ampere's future.

Register Your Interest

Please note that space is limited and based on initial interest we expect to be oversubscribed in the first 24-48 hours.

Chase and I started Ampere in 2019 with a simple goal — make fun, functional tech products that you'll love using every day. We were born on crowdfunding, it's part of our DNA. With your support, we've been able to innovate, take risks, and bring a new million-dollar product to life every year that we have been in business[1]. Today, we have more than 50,000 customers using our products in more than 100 different countries around the world.

Now, for the first time ever, instead of owning an Ampere product, you can own a piece of Ampere itself.

Ampere is growing fast. Last year, we were one of the fastest D2C consumer electronics brands with our revenue growing more than 679.89% in 2022 alone[2]. What has been the major catalyst for this acceleration in our growth? Dusk — our game-changing line of smart sunglasses with tint-changing electrochromic lenses.

The global eyewear industry is worth a staggering $160B[3], yet it has seen little innovation since the introduction of photochromic lenses in the 1960s. With the launch of Dusk, Ampere has emerged as a market leader in a new and exciting technology and there is an incredible opportunity for growth. Within the next 10 years, we believe that everyone will have transitioned to this next-generation technology.

We have a clear plan in place with an ambitious product roadmap, starting with the launch of Dusk Rx — our new line of prescription Dusk sunglasses — this summer. Dusk Rx, and the entire Dusk line, is built with revolutionary technology and protected by a strong IP portfolio. We believe we will disrupt the $160B eyewear industry by bringing a new, better technology to the table.

By investing in Ampere you will have the opportunity to share in that potential growth.

And, we are just getting started. As an investor, your feedback will help shape the future of our company. We are already working on the next generation of Dusk. Just think about how we can apply our proprietary technology to exciting new use cases:

- Skiing and snowboarding goggles
- Blue-light blocking computer glasses
- And even more ambitious technology like medical applications and augmented reality

With your help, we can develop the products that you want, faster.

As a member of the Ampere community, you can register your interest through the link below. There is a limit to the total amount we'll be able to accept, and we don't want you to miss out. You'll be given exclusive priority access to invest before this opportunity is shared with the general public.

Register Your Interest

We are deeply grateful for all of your support over the years. Now, we invite you to join us on our next chapter. The future is bright for Ampere — so make sure you wear your sunglasses.

Reid, Chase, and the Ampere team

P.S. While we are excited about the growth potential of Dusk, we are also working on innovative new products in our Unravel/Horizon line and our Shower Power line. Stay tuned for an innovation packed 2023 ;-)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

[1]*These figures are based on self-certified financial statements. These financial statements are currently in the process of being audited, and audited revenue numbers could be materially different from those in the certified financial statements.*

[2]*679.89% YoY revenue growth is based on self-certified financial statements. These financial statements are currently in the process of being audited, and audited revenue numbers could be materially different from those in the certified financial statements.*

[3]*Statista Estimated value of the eyewear market worldwide from 2022 to 2030: https://www.statista.com/statistics/300087/global-eyewear-market-value/*

You received this email from Ampere. If you would like to unsubscribe, click here.

 **Gmail**   **Claire Miles <claire@amperetech.co>**

Interested in investing in Ampere?
1 message

Reid from Ampere <hello@amperetech.co>   Sat, Apr 8, 2023 at 3:03 AM
To: Claire Miles <claire@amperetech.co>

Hi Claire,

We have an exciting announcement to make today. As members of the Ampere community, we wanted you to be the first to know.

After years in the making, we're gearing up to launch **The Focus Raise**, our first **public investment round** so that you, our community, can own a part of Ampere's future.

Register Your Interest

Please note that space is limited and based on initial interest we expect to be oversubscribed in the first 24-48 hours.

Ampere was born on crowdfunding, it's part of our DNA. Through it, we've been able to innovate, take risks, and bring a lot of fun, functional tech to life. Now, for the first time ever, instead of owning an Ampere product, you can own a piece of Ampere itself.

Ampere is growing fast. Last year, we were one of the fastest D2C consumer electronics brands with our revenue growing more than 679.89% in 2022 alone[1]. Much of that growth can be attributed to Dusk — our game-changing line of smart sunglasses with electrochromic tint-changing lenses.

Ampere is a market leader in a new and exciting technology, and there is an incredible opportunity for growth. By joining us in this community investment round, you will have the opportunity to share in that potential growth.

We have a clear plan in place with an ambitious product roadmap, starting with the launch of Dusk Rx — our new line of prescription Dusk sunglasses — this summer. With Dusk Rx, we believe we'll disrupt the $160B eyewear industry[2]. And, we are just getting started. With your help, we can continue to grow, expand our line, and make even more fun, functional tech that you'll love using every day.

As a member of the Ampere community, you can register your interest through the link below. There is a limit to the total amount we'll be able to accept, and we don't want you to miss out. You'll be given exclusive priority access to invest before this opportunity is shared with the general public.

Register Your Interest

We are deeply grateful for all of your support over the years. Now, we invite you to join us on our next chapter. The future is bright for Ampere — so make sure you wear your sunglasses.

Reid, Chase, and the Ampere team

P.S. While we are excited about the growth potential of Dusk, we are also working on innovative new products in our Unravel/Horizon line and our Shower Power line. Stay tuned for an innovation packed 2023 ;-)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

[1]*679.89% YoY revenue growth is based on self-certified financial statements. These financial statements are currently in the process of being audited, and audited revenue numbers could be materially different from those in the certified financial statements.*

[2]*Statista Estimated value of the eyewear market worldwide from 2022 to 2030: https://www.statista.com/statistics/300087/global-eyewear-market-value/*

You received this email from Ampere. If you would like to unsubscribe, click here.

 **Gmail**

Claire Miles <claire@amperetech.co>

---

5 reasons why you should invest in Ampere

Reid from Ampere <hello@amperetech.co>   Sun, Apr 9, 2023 at 3:11 PM
To: "claire@gogotoro.com" <claire@amperetech.co>

Hi claire@gogotoro.com,

A few days ago, we shared the news about our first-ever public investment round — The Focus Raise — which we'll be opening soon. As we embark on this new chapter we want to invite you, our community, to join us and become a part of our future.

Register Your Interest

So why should you invest in Ampere?

1. We're growing fast. Last year we experienced 679.89% YoY revenue growth*.
2. Our community is strong. We have more than 50,000 satisfied customers in 100+ countries.
3. Dusk is a game-changer. We're a market leader in a first-of-its-kind technology.
4. Our tech is hard to copy. We have a strong IP portfolio.
5. We believe we have an incredible opportunity to disrupt the $160B eyewear industry.

Best of all, as members of the Ampere community, you'll have the opportunity to get exclusive rewards and perks alongside the equity you receive as part of your investment.

We've already received a large number of pre-registrations and we expect to be oversubscribed quickly. Pre-register your interest now to get access to the raise first or risk missing out.

Register Your Interest

We would love for you to join us.

Reid, Chase, and the Ampere team

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

YoY revenue growth is based on self-certified financial statements. These financial statements are currently in the process of being audited, and audited revenue numbers could be materially different from those in the certified financial statements.

You received this email from Ampere. If you would like to unsubscribe, click here.

 **Gmail**   **Claire Miles <claireamiles@gmail.com>**

I am here to answer your questions
1 message

Chase Larson <chase@amperetech.co>   Sat, Apr 8, 2023 at 7:24 PM
To: chase@amperetech.co, claireamiles@gmail.com, reid@gogotoro.com

Hi Hetty,

Chase here, Co-founder & COO of Ampere. I wanted to personally reach out and thank you for your interest in The Focus Raise.

This is my direct email in case you have any questions about Ampere, Dusk, our business model, our 2022 sales (our revenue grew almost 700% last year), or anything else. Legally, I won't be able to answer questions about the specific terms of the raise until it is live (which will be very soon). But, after it is live, I will be available to answer any questions that you have about that as well.

As a heads up, we have received a large number pre-registrations and we expect to be oversubscribed quickly. Because of this, we are opening the raise to you — our potential investors who have pre-registered — before we open the round to the rest of the Ampere community and the general public.

Hetty, I can't wait for you to join us on our next chapter!

Chase
Co-Founder Ampere

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

YoY revenue growth is based on self-certified financial statements. These financial statements are currently in the process of being audited, and audited revenue numbers could be materially different from those in the certified financial statements

FROM   Reid from Ampere <hello@amperetech.co>

SUBJECT   We have a launch date | The Focus Raise

Hey claire@gogotoro.com,

We have some exciting news to share, The Focus Raise — our first-ever public investment round — is going **live at midday PST, Tuesday, April 18th**.

We've been absolutely blown away by the response we've been getting for The Focus Raise. It's been amazing to see so much interest from potential investors. In fact, if all the people who've pre-registered follow through with their investments, we will quickly oversubscribe the round.

Because of this, we'll be launching The Focus Raise privately at first to those who have pre-registered their interest. Still haven't signed up? **Pre-register your interest now** and get private early access to the raise.*

Still on the fence and want to learn more? People who have pre-registered will get exclusive early access to our pitch deck before the campaign launches.

Get Early Access To Our Pitch Deck – Pre-Register Today

Thanks for your support. We're excited to have you on board as we embark on this new chapter.

With gratitude,

Reid, Chase, and the Ampere team



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

FROM   Reid from Ampere <hello@amperetech.co>

SUBJECT   Private early access details

Hey claire@gogotoro.com,

We have some exciting news to share, The Focus Raise — our first-ever public investment round — is going live at **10 am PST, Tuesday, April 18th**.

We've been absolutely blown away by the response we've been getting for The Focus Raise. It's been amazing to see so much interest from potential investors. In fact, if all the people who've pre-registered follow through with their investments, we will quickly oversubscribe the round.

Because of this, we'll be launching The Focus Raise privately at first and **you'll be getting early access** before everyone else.

As an additional thank you for pre-registering, we want to give you exclusive access to view our pitch deck before the campaign officially launches.

View Our Pitch Deck

In this pitch deck, you'll get a rare peek behind the Ampere curtains. You'll find out more about our growth, our innovative product line, and our vision for the future. We wholeheartedly believe that Ampere is well-positioned to disrupt the $160B eyewear industry with our game-changing products built on revolutionary technology and strong IP portfolio.

Thanks for your support. We're excited to have you on board as we embark on this new chapter.

With gratitude,

Reid, Chase, and the Ampere team



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

 **Gmail**   **Claire Miles <claire@amperetech.co>**

Thanks for registering your interest in The Focus Raise
1 message

Reid from Ampere <hello@amperetech.co>   Mon, Apr 10, 2023 at 7:34 PM
To: "claire@gogotoro.com" <claire@amperetech.co>

Hi claire@gogotoro.com,

Thank you for registering your interest in **The Focus Raise**, our first-ever community investment round.

Please keep an eye on your inbox for more details on the raise including timing. There is a limit to the total amount we'll be able to accept, and based on initial interest we expect to be oversubscribed in the first 24-48 hours and we don't want you to miss out.

Chase and I started Ampere in 2019 with a simple goal — make fun, functional tech products that you'll love using every day. Today, we have more than 50,000 people using our products in more than 100 different countries around the world.

Now, for the first time ever, instead of owning an Ampere product, you can own a piece of Ampere itself.

The global eyewear industry is worth a staggering $160B, yet it has seen little innovation since the introduction of photochromic lenses in the 1960s. With the launch of Dusk, Ampere has emerged as a market leader in a new and exciting technology and there is an incredible opportunity for growth. By investing in Ampere you will have the opportunity to share in that potential growth.

And, we are just getting started. As an investor, your feedback will help shape the future of our company.

With your help, we can develop the products that you want, faster.

We are deeply grateful for all of your support over the years. We can't wait for you to join us on our next chapter. The future is bright for Ampere — so make sure you wear your sunglasses.

Reid, Chase, and the Ampere team

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

You received this email from Ampere. If you would like to unsubscribe, click here.

 Gmail

Claire Miles <claire@amperetech.co>

! FINAL TEST - NON PRE-REG

Reid from Ampere <hello@amperetech.co>   Tue, Apr 18, 2023 at 1:32 AM
To: "claire@gogotoro.com" <claire@amperetech.co>

Hi claire@gogotoro.com,

The Focus Raise
Your Access: Midday (PST) Tomorrow.
Tuesday, April 18.

Space is limited and based on the large number of pre-registrations we expect to be oversubscribed quickly.

Last chance to get private access by pre-registering your interest now.

Here is a sneak peek of our investor rewards...

Exclusive investor perks:
Invest in level 2 and get a pair of Dusk with your investment

Level 1	Level 2	Level 3	Level 4
INCLUDES	INCLUDES	INCLUDES	INCLUDES
		BONUS SHARES INCLUDED 5%	BONUS SHARES INCLUDED 10%
✓ 15% Lifetime Discount	✓ 15% Lifetime Discount	✓ 15% Lifetime Discount	✓ 15% Lifetime Discount
✓ Investor Swag Kit (worth $120)	✓ Investor Swag Kit (worth $140)	✓ Investor Swag Kit (worth $200)	✓ Investor Swag Kit (worth $300)
✓ Early Access to Launches	✓ Early Access to Launches	✓ Early Access to Launches	✓ Early Access to Launches
	✓ Your Choice of Dusk Smart Sunglasses with Charging Case (worth $368)	✓ Your Choice of Dusk Smart Sunglasses with Charging Case (worth $368)	✓ Your Choice of Dusk Smart Sunglasses with Charging Case (worth $368)

Invest in the first 48 hours to earn up to 30% of bonus shares

+6%
if you invest in the
first 48 hours

+5%
if you're an existing
Ampere Customer

Bonuses can stack up to a maximum of 30%

We're excited for you to join us tomorrow!

Reid, Chase, and the Ampere team

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

You received this email from Ampere. If you would like to unsubscribe, click here.



Gmail

Claire Miles <claire@amperetech.co>

! FINAL TEST - PRE-REG

Reid from Ampere <hello@amperetech.co>
To: "claire@gogotoro.com" <claire@amperetech.co>

Tue, Apr 18, 2023 at 1:32 AM

Hi claire@gogotoro.com,

The Focus Raise
Your Private Access: 10 am (PST) Tomorrow.
Tuesday, April 18.

Space is limited and based on the large number of pre-registrations we expect to be oversubscribed quickly.

Here is a sneak peek of our investor rewards...



Exclusive investor perks:
Invest in level 2 and get a pair of Dusk with your investment
Level 1
INCLUDES
15% Lifetime Discount
Investor Swag Kit (worth $120)
Early Access to Launches
INCLUDES DUSK
Level 2
INCLUDES
15% Lifetime Discount
Investor Swag Kit (worth $140)
Early Access to Launches
Your Choice of Dusk Smart Sunglasses with Charging Case (worth $368)
INCLUDES DUSK
Level 3
INCLUDES
BONUS SHARES INCLUDED
5%
15% Lifetime Discount
Investor Swag Kit (worth $200)
Early Access to Launches
Your Choice of Dusk Smart Sunglasses with Charging Case (worth $368)
INCLUDES DUSK
Level 4
INCLUDES
BONUS SHARES INCLUDED
10%
15% Lifetime Discount
Investor Swag Kit (worth $300)
Early Access to Launches
Your Choice of Dusk Smart Sunglasses with Charging Case (worth $368)
Invest in the first 48 hours to earn up to 30% of bonus shares
+6%
if you invest in the first 48 hours
+5%
if you're an existing Ampere Customer
*Bonuses can stack up to a maximum of 30%

You'll be the first to know when our public investment round opens. Keep an eye on your inbox, we'll email you a link tomorrow morning.

We're excited for you to join us tomorrow!

Reid, Chase, and the Ampere team

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

You received this email from Ampere. If you would like to unsubscribe, click here.